Exhibit 99.1

Scorpio Tankers Inc. Announces Third Quarter Earnings Release Date and Conference Call Details for October 27, 2014 and Delivery of STI Yorkville

Monaco—(Marketwired – October 20, 2014) - Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the “Company”) announced today that the Company plans to announce its third quarter 2014 earnings before the market open on Monday, October 27, 2014 and will host a conference call later in the day at 9:00 AM Eastern Daylight Time and 2:00 PM Central European Time. Additionally, the Company recently took delivery of an MR product tanker, STI Yorkville.

Newbuild vessel delivery

The Company recently took delivery of an MR product tanker, STI Yorkville, from Hyundai Mipo Dockyard of South Korea. Upon delivery, this vessel began a time charter for up to 120 days at approximately $18,000 per day.

Conference Call Details:

Monday, October 27, 2014 at 9:00 AM Eastern Daylight Time and 2:00 PM Central European Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(888) - 224-1142 (U.S.) or 1(913)-312-1477 (International). The conference participant passcode is 6085121. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: http://www.visualwebcaster.com/event.asp?id=100810

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 46 tankers (four LR2 tankers, two LR1 tankers, eight Handymax tankers, 31 MR tankers, and one post-Panamax tanker) with an average age of 1.5 years, time charters-in 24 product tankers (eight LR2, five LR1, four MR and seven Handymax tankers), and has contracted for 29  newbuilding product tankers (14 MR, eight LR2, and seven Handymax ice class-1A product tankers), 15 are expected to be delivered to the Company throughout 2014 and 14 in 2015. The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616